**VALDEYAN CORP**
**Profit & Loss**
**January through December 2022**

| | Jan 22 | Feb 22 | Mar 22 | Apr 22 | May 22 | Jun 22 | Jul 22 | Aug 22 | Sep 22 | Oct 22 | Nov 22 | Dec 22 | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ordinary Income/Expense** | | | | | | | | | | | | | |
| **Income** | | | | | | | | | | | | | |
| 43800 · Food Sales | 51,056.75 | 52,469.39 | 64,524.50 | 79,372.90 | 72,656.76 | 57,395.29 | 96,266.26 | 60,958.55 | 71,356.89 | 91,331.71 | 77,590.13 | 109,487.78 | 884,466.91 |
| **Total Income** | 51,056.75 | 52,469.39 | 64,524.50 | 79,372.90 | 72,656.76 | 57,395.29 | 96,266.26 | 60,958.55 | 71,356.89 | 91,331.71 | 77,590.13 | 109,487.78 | 884,466.91 |
| **Cost of Goods Sold** | | | | | | | | | | | | | |
| 50900 · Food Purchases | 27,447.28 | 23,150.78 | 25,505.27 | 17,114.21 | 13,493.34 | 12,751.08 | 61,743.72 | 10,567.33 | 9,473.53 | 23,243.22 | 8,776.99 | 16,377.87 | 249,644.62 |
| 53100 · Restaurant Supplies | 1,028.83 | 1,249.65 | 2,500.89 | 5,069.12 | 10,376.21 | 2,577.94 | 2,363.26 | 5,439.59 | 34,911.49 | 14,879.89 | 20,300.09 | 37,460.65 | 138,157.61 |
| **Total COGS** | 28,476.11 | 24,400.43 | 28,006.16 | 22,183.33 | 23,869.55 | 15,329.02 | 64,106.98 | 16,006.92 | 44,385.02 | 38,123.11 | 29,077.08 | 53,838.52 | 387,802.23 |
| **Gross Profit** | 22,580.64 | 28,068.96 | 36,518.34 | 57,189.57 | 48,787.21 | 42,066.27 | 32,159.28 | 44,951.63 | 26,971.87 | 53,208.60 | 48,513.05 | 55,649.26 | 496,664.68 |
| **Expense** | | | | | | | | | | | | | |
| 26200 · CAPITAL ONE | 1,608.88 | 0.00 | 2,256.30 | 7,223.55 | 16,098.43 | 10,067.07 | 9,439.32 | 19,350.29 | 3,582.06 | 5,345.14 | 35.00 | 3,455.70 | 78,461.74 |
| 26300 · KABBAGE LOAN 11012 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | -25,000.00 | 2,583.34 | -22,416.66 |
| 60000 · Advertising and Promotion | 6.53 | 0.00 | 13.06 | 6.53 | 6.53 | 6.53 | 6.53 | 6.53 | 39.52 | 258.53 | 330.82 | 6.53 | 687.64 |
| 60300 · TRANSPORTATION | 105.44 | 1,027.81 | 89.23 | 1,142.25 | 308.44 | 423.85 | 168.92 | 692.02 | 205.85 | 369.63 | 266.21 | 107.15 | 4,906.80 |
| 60400 · Bank Service Charges | 280.00 | 67.45 | 0.00 | 0.00 | 49.33 | 2.00 | 13.00 | 46.95 | 29.95 | 29.95 | 29.95 | 39.95 | 588.53 |
| 61600 · SOFTWARE | 185.10 | 206.58 | 227.75 | 227.75 | 227.75 | 217.31 | 217.31 | 217.31 | 217.31 | 232.55 | 217.31 | 217.31 | 2,611.34 |
| 61700 · Computer and Internet Expenses | 38.08 | 38.08 | 134.08 | 38.08 | 38.08 | 38.08 | 38.08 | 38.08 | 38.08 | 38.08 | 38.08 | 38.08 | 552.96 |
| 62400 · Depreciation Expense | 1,196.54 | 0.00 | 0.00 | 0.00 | 713.11 | 0.00 | 0.00 | 0.00 | 65.29 | 0.00 | 340.57 | 1,209.19 | 3,524.70 |
| 63300 · Insurance Expense | 882.60 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 3,598.32 | 0.00 | 0.00 | 437.60 | 556.20 | 875.20 | 6,349.92 |
| 64900 · Office Supplies | 121.59 | 150.53 | 254.96 | 197.37 | 0.00 | 5,101.87 | 94.45 | 1,630.80 | 15.28 | 67.48 | 762.33 | 495.19 | 8,891.85 |
| 66000 · Payroll Expenses | 6,738.10 | 9,173.07 | 21,684.57 | 9,289.79 | 19,613.75 | 32,919.90 | 16,507.57 | 31,036.21 | 27,183.37 | 27,428.53 | 32,492.04 | 25,314.67 | 259,381.57 |
| 66500 · FEDERAL TAXES | 0.00 | 0.00 | 800.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 800.00 |
| 66700 · Professional Fees | 550.00 | 1,050.00 | 550.00 | 710.00 | 1,050.00 | 850.00 | 825.00 | 0.00 | 650.00 | 0.00 | 0.00 | 1,000.00 | 7,235.00 |
| 67100 · Rent Expense | 6,228.54 | 6,228.54 | 6,228.54 | 600.00 | 0.00 | 7,915.40 | 6,415.40 | 26,228.06 | 21,715.40 | 6,415.40 | 26,719.40 | 6,415.40 | 121,110.08 |
| 67200 · Repairs and Maintenance | 691.02 | 1,180.74 | 547.22 | 811.54 | 1,696.18 | 883.27 | 1,128.62 | 1,051.48 | 178.56 | 230.11 | 220.31 | 0.00 | 8,619.05 |
| 67300 · MEALS | 936.58 | 349.00 | 305.36 | 704.40 | 2,696.49 | 1,159.13 | 1,241.38 | 4,172.24 | 3,018.48 | 1,738.93 | 1,362.48 | 801.27 | 18,485.74 |
| 67400 · MISCELANEOUS | 301.31 | 20.41 | 476.43 | 543.50 | 128.10 | 983.68 | 854.93 | 4,936.26 | 2,043.17 | 3,452.29 | 1,659.28 | 2,355.56 | 17,754.92 |
| 67500 · ENTERTAINMENT | 59.87 | 86.32 | 119.90 | 100.36 | 61.28 | 118.22 | 111.58 | 93.74 | 103.27 | 238.05 | 238.17 | 69.76 | 1,400.52 |
| 67700 · TRAVEL EXPENSES | 185.59 | 5.25 | 416.65 | 250.00 | 352.76 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,210.25 |
| 67800 · WASTE SERVICE | 591.30 | 591.30 | 591.30 | 591.30 | 591.30 | 591.30 | 591.30 | 591.30 | 591.30 | 591.30 | 591.30 | 591.30 | 7,095.60 |
| 68500 · Uniforms | 0.00 | 4,169.89 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 4,169.89 |
| 68600 · Utilities | 1,871.38 | 2,021.70 | 3,226.53 | 2,389.01 | 792.72 | 745.26 | 702.95 | 659.61 | 753.82 | 681.27 | 732.26 | 740.25 | 15,316.76 |
| **Total Expense** | 22,578.45 | 26,366.67 | 37,921.88 | 24,825.43 | 44,424.25 | 62,022.87 | 41,954.66 | 90,750.88 | 60,430.71 | 47,554.84 | 41,591.71 | 46,315.85 | 546,738.20 |
| **Net Ordinary Income** | 2.19 | 1,702.29 | -1,403.54 | 32,364.14 | 4,362.96 | -19,956.60 | -9,795.38 | -45,799.25 | -33,458.84 | 5,653.76 | 6,921.34 | 9,333.41 | -50,073.52 |
| **Net Income** | 2.19 | 1,702.29 | -1,403.54 | 32,364.14 | 4,362.96 | -19,956.60 | -9,795.38 | -45,799.25 | -33,458.84 | 5,653.76 | 6,921.34 | 9,333.41 | -50,073.52 |

# VALDEYAN CORP
# Balance Sheet
### As of December 31, 2022

|  | Dec 31, 22 |
|---|---:|
| **ASSETS** | |
|   **Current Assets** | |
|     **Checking/Savings** | |
|       **11000 · Bank Accounts** | |
|         11100 · Capital One Bank 3334 | 6,378.48 |
|         11200 · Bank of America 090821 | 1,982.06 |
|       **Total 11000 · Bank Accounts** | 8,360.54 |
|     **Total Checking/Savings** | 8,360.54 |
|   **Total Current Assets** | 8,360.54 |
| **TOTAL ASSETS** | **8,360.54** |
| **LIABILITIES & EQUITY** | |
|   **Liabilities** | |
|     **Current Liabilities** | |
|       **Credit Cards** | |
|         26000 · LOAN SBAD TREAS | 24,841.09 |
|       **Total Credit Cards** | 24,841.09 |
|       **Other Current Liabilities** | |
|         25500 · Sales Tax Payable | -199,277.90 |
|         26100 · IOU FINANCIAL LOAN | 60,220.32 |
|       **Total Other Current Liabilities** | -139,057.58 |
|     **Total Current Liabilities** | -114,216.49 |
|   **Total Liabilities** | -114,216.49 |
|   **Equity** | |
|     30000 · Opening Balance Equity | -99,760.00 |
|     32000 · Retained Earnings | 272,410.55 |
|     Net Income | -50,073.52 |
|   **Total Equity** | 122,577.03 |
| **TOTAL LIABILITIES & EQUITY** | **8,360.54** |

# VALDEYAN CORP
## Statement of Cash Flows
### January through December 2022

| | Jan - Dec 22 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -50,073.52 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| 25500 · Sales Tax Payable | -14,109.04 |
| 26100 · IOU FINANCIAL LOAN | 60,220.32 |
| **Net cash provided by Operating Activities** | -3,962.24 |
| **Net cash increase for period** | -3,962.24 |
| **Cash at beginning of period** | 12,322.78 |
| **Cash at end of period** | **8,360.54** |